0302

82-2972

BANKINTER

Institutional Relations

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

Securities & Exchange Commission
Office of Intl. Corp. finance
Room 3094 - Stop 3-6
450 Fifth St. N.W.
Washington DC 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
DEC 30 2002
WASH, D.C. 183 SECTION

December, 23th 2002

02060790

SUPPL

Dear Sirs,

Please find enclosed document pertaining to the information requirements undertaken by BANKINTER, S.A., in order to maintain the granted exemptions from registration under Rule 12g 3-2 (b) of the Securities Exchange Act. of 1934.

Attached reports of 2002

- Balance Sheet as of July, August, September 2002 (Spanish Banking Committee) Reports # 1,2,3
- P&L September 2002(Spanish Banking Committee) Report # 4
- 2nd quarterly dividend for 2002(Stock exchange, press release, official gazette) Report # 5
- Moodys rating of bankinter (Stock exchange, press release, official gazette) Report #
- New bank structure (Stock exchange, press release, official gazette) Report #
- Amortization of IV issue of convertible bonds and new issue of V convertible bonds for employees(CNMV, press release, official gazette) Report

Yours sincerely,

Jose Luis Vega
Director

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

dlw 1/8

BANKINTER

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Institutional Relations

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

NEWS RELEASE **From: BANKINTER,S.A.**

Contact: Jose Luis Vega Tel: + 34 91 6234341
jlvegar@bankinter.es
Maru Alonso Tel : + 34 91 6234336
mlalonso@bankinter.es

BANKINTER PAYS ITS SECOND 2002 INTERIM DIVIDEND

Madrid, September 18th 2002 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced today that on October 5Th 2002, it will pay its second 2002 interim dividend of 0.224805 Euros gross per share representing a net amount of 0.1843401 Euros.

BANKINTER is one of the fifth largest publicly owned banks in Spain . The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.

Comisión Nacional del Mercado de Valores
Paseo de la Castellana 19
28046 Madrid

Madrid, a 22 de noviembre de 2.002

Muy Sres nuestros:

Comunicación de Hecho Relevante: Rescate y amortización de la "IV Emisión de Obligaciones Convertibles para Empleados de Bankinter 2002" y Emisión de la V Emisión de Obligaciones Convertibles para Empleados de Bankinter 2003.

En cumplimiento de lo dispuesto en el art. 82 de la Ley del Mercado de Valores, BANKINTER S.A., (**"Bankinter"**) comunica el siguiente

HECHO RELEVANTE

1.- El Consejo de Administración de Bankinter en su reunión de 13 de noviembre de 2.002, ha acordado proceder al rescate y amortización de la "IV Emisión de Obligaciones Convertibles para Empleados de Bankinter 2002", cuyo plazo de duración se extendía hasta el 5 de abril de 2010, y en la que ya se ha producido una primera conversión opcional de obligaciones en acciones el 5 de abril de 2002.

La emisión es susceptible de rescate o amortización anticipada al amparo de lo dispuesto en apartado 15.4 del Acuerdo de Emisión adoptado por el Consejo de Administración con fecha 14 de noviembre de 2001, certificación que forma parte de la escritura pública de la emisión otorgada, con fecha 25 de enero de 2002, ante el Notario de Madrid, D. Agustín Sánchez Jara, con número 453 de orden de su protocolo, e inscrita en el Registro Mercantil de Madrid con fecha 1 de febrero de 2002, previa verificación del folleto informativo por la CNMV con fecha 25 de enero de 2002.

2.- El Consejo de Administración, de conformidad con lo previsto en el acuerdo de emisión adoptado por el Consejo con fecha 14 de noviembre de 2001 (y ratificado por Junta General de 20 de marzo de 2.002) y en el preceptivo folleto de emisión, ha decidido actualizar el precio de referencia de la IV emisión de obligaciones mencionada, que era de 32,07 euros, pasando a ser de 25,04 euros, para lo cual se ha acordado lanzar la "V Emisión de Obligaciones Convertibles para Empleados de Bankinter, 2003."

3.- La V Emisión de Obligaciones Convertibles para Empleados de Bankinter, 2003, se lanzará en similares condiciones que la IV Emisión, a un tipo de emisión actualizado (el de 25,04 euros por obligación).

4. El número de obligaciones emitidas será el de la IV Emisión menos las obligaciones que ya han sido amortizadas, lo que representa un total de 2.567.944 obligaciones. El importe total de la Emisión será de hasta 64.301.317,76 euros. Al mantenerse una relación de canje de una acción por cada obligación, la sustitución de una emisión por otra no genera ningún efecto de dilución adicional del capital social.

6

La nueva emisión de obligaciones convertibles será efectiva una vez se cumplan los requisitos legales a que está supeditada esta clase de operaciones

Rafael Mateu de Ros
Secretario General y del Consejo de Bankinter, S.A.

BANKINTER

Institutional Relations

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

The Bank has designed four new areas and added a new member to the Management Committee

BANKINTER REORGANIZES ITS INTERNAL STRUCTURE

At the proposal of Jaime Echegoyen, Bankinter's Managing Director, the Bank has set in motion a remodeling of the Bank's structure which, in addition to substantially changing the internal organization, adds a new member to the Bank's Management Committee.

This internal reorganization has various objectives: to create a structure easily adaptable to market requirements, to build an environment in which CRM can succeed and to make innovation the driving force behind the Bank and the concept around which all ideas and projects revolve. Innovation thus becomes Bankinter's true differentiating feature and its hallmark.

From this standpoint, the main changes with respect to the previous structure are that the management of Customers and Networks, and that of Markets and Products, will be conducted on a unified basis.

In this connection, Bankinter's recently created structure features as its key innovation the creation of four broad areas each headed by a member of the Bank's Management Committee. These areas are as follows: Individual Customers and Networks, which will be managed by Juan Hernandez; Business Customers and Networks, entrusted to Carlos Ruiz-Jarabo; Applied Innovation, which will be led by Fernando Alfaro; and Markets and Products, under Pablo de Diego, who has served to date as Manager of the Treasury and Capital Markets Division and now becomes a member of the Bank's Management Committee.

The Individual Customers and Networks area under Juan Hernández will include all the departments dealing directly with individual customers and will be based on the active application of CRM methods. These departments include Individuals, Private Banking and Personal Finance, the Branch Network, the Agent Network, Virtual Banking, the Telephone Office, the Internet Office and the Management and Financial Advisory Centers. The Branch Network and the Agent Network have new managers, namely Miguel Matiacci and José Luis del Valle, respectively.

The Business Customers and Networks area under Carlos Ruiz-Jarabo will encompass Corporate Banking, ebankinter Empresas, Venture Capital and SMEs, the latter division having been for some time one of the Bank's most decisive initiatives.

Innovation is intended to be the focal point of all the Bank's areas and segments. Its mission has been defined in an R&D environment as being the generator of ideas and projects, and its work, once transformed into usable form, will be applied in the various customer and product divisions. This area will be under Fernando Alfaro Aguila-Real, formerly Manager of Internet and Mobility.

R. M. MADRID, T. 1.857, F. 220, H. 9643 - C.I.F. A-28/157360

BANKINTER

Institutional Relations

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

Markets and Products, the new area managed by Pablo de Diego, is of particular importance both because it generates lending and deposit products and funds for the distribution networks and because it includes departments of strategic importance for the Bank like Equity Securities and Markets. In this connection, five subareas have been defined: Markets, Assets-Funds, Equity Securities, Services and Gesbankinter.

These four newly-defined areas will be sustained by three pillars the structure of which has not varied: Media-Platforms, Legal-Audit and Risk.

Media-Platforms, under the leadership of Honorio Jiménez del Valle, groups together such divisions as People, Information Systems, Operations, Financial Management, Quality, Telephone Banking, Internet Web Workshop, Mobility and Real Estate. Also, Risk continues to be included here.

Legal-Audit continues to be the responsibility of Rafael Mateu de Ros and is divided into Legal Counseling, Audit, Regulatory Compliance, External Communication and Security.

R. M. MADRID, T. 1.857, F. 220, H. 9643 - C.I.F. A-28/157360

BALANCE PUBLICO INDIVIDUAL

30 de Septiembre de 2002

ACTIVO

		Miles de Euros
1. CAJA Y DEPOSITOS EN BANCOS CENTRALES		276.738
1.1. Caja	53.459	
1.2. Banco de España	195.052	
1.3. Otros bancos centrales	28.227	
2. DEUDAS DEL ESTADO (a)		2.158.679
3. ENTIDADES DE CREDITO		2.978.173
3.1. A la vista	102.226	
3.2. Otros créditos	2.875.947	
4. CREDITOS SOBRE CLIENTES		15.197.717
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA		685.500
5.1. De emisión pública	102.002	
5.2. Otros emisores	583.498	
Pro memoria: títulos propios	0	
6. ACCIONES Y OTROS TITULOS DE RENTA VARIABLE		9.723
7. PARTICIPACIONES		3.920
7.1. En entidades de crédito	0	
7.2. Otras participaciones	3.920	
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO		101.428
8.1. En entidades de crédito	0	
8.2. Otras	101.428	
9. ACTIVOS INMATERIALES		0
9.1. Gastos de constitución	0	
9.2. Otros gastos amortizables	0	
10. ACTIVOS MATERIALES		107.867
10.1. Terrenos y edificios de uso propio	41.431	
10.2. Otros inmuebles	9.540	
10.3. Mobiliario, instalaciones y otros	56.896	
11. CAPITAL SUSCRITO NO DESEMBOLSADO		0
11.1. Dividendos pasivos reclamados no desembolsados	0	
11.2. Resto	0	
12. ACCIONES PROPIAS		11.663
Pro memoria: nominal		1.555
13. OTROS ACTIVOS		534.819
14. CUENTAS DE PERIODIFICACION		113.417
15. PERDIDAS DEL EJERCICIO		0
TOTAL ACTIVO		22.179.644
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		3.247.606
1.1. Redescuentos, endosos y aceptaciones	0	
1.2. Activos afectos a diversas obligaciones	0	
1.3. Fianzas, avales y cauciones	3.110.362	
1.4. Otros pasivos contingentes	137.244	

BALANCE PUBLICO INDIVIDUAL

30 de Septiembre de 2002

PASIVO

		Miles de Euros
1. ENTIDADES DE CREDITO		3.698.042
1.1. A la vista	200.076	
1.2. A plazo o con preaviso	3.497.966	
2. DEBITOS A CLIENTES		14.542.865
2.1. Depósitos de ahorro	10.478.025	
2.1.1. A la vista	5.237.678	
2.1.2. A plazo	5.240.347	
2.2. Otros débitos	4.064.840	
2.2.1. A la vista	0	
2.2.2. A plazo	4.064.840	
3. DEBITOS REPRESENTADOS POR VALORES NEGOCIABLES		1.744.282
3.1. Bonos y obligaciones en circulación	170.404	
3.2. Pagarés y otros valores	1.573.878	
4. OTROS PASIVOS		483.366
5. CUENTAS DE PERIODIFICACION		298.035
6. PROVISIONES PARA RIESGOS Y CARGAS		148.477
6.1. Fondos de pensionistas	0	
6.2. Provisión para impuestos	0	
6.3. Otras provisiones	148.477	
6. bis. FONDO PARA RIESGOS GENERALES		47.307
7. BENEFICIOS DEL EJERCICIO		75.350
8. PASIVOS SUBORDINADOS		467.286
9. CAPITAL SUSCRITO		113.656
10. PRIMAS DE EMISION		242.964
11. RESERVAS		295.787
12. RESERVAS DE REVALORIZACION		22.227
13. RESULTADOS DE EJERCICIOS ANTERIORES		0
TOTAL PASIVO		22.179.644
CUENTAS DE ORDEN		
2. COMPROMISOS		3.452.549
2.1. Cesiones temporales con opción de recompra	0	
2.2. Disponibles por terceros	3.391.963	
2.3. Otros compromisos	60.586	
SUMA CUENTAS DE ORDEN		6.700.155

CUENTA DE PERDIDAS Y GANANCIAS PUBLICA

30 de Septiembre de 2002	
	Miles de euros.
1. INTERESES Y RENDIMIENTOS ASIMILADOS	731.331
de los que De la cartera de renta fija	79.259
2. INTERESES Y CARGAS ASIMILADAS	456.036
3. RENDIMIENTO DE LA CARTERA DE RENTA VARIABLE	32.605
	32.605
3.1. De acciones y otros títulos de renta variable	520
3.2. De participaciones	84
3.3. De participaciones en el grupo	32.001
A) MARGEN DE INTERMEDIACION	**307.900**
4. COMISIONES PERCIBIDAS	97.640
5. COMISIONES PAGADAS	38.984
6. RESULTADOS DE OPERACIONES FINANCIERAS	18.185
B) MARGEN ORDINARIO	**384.741**
7. OTROS PRODUCTOS DE EXPLOTACION	5.696
8. GASTOS GENERALES DE ADMINISTRACION	203.217
8.1. Gastos de personal	110.864
de los que:	
Sueldos y salarios	76.168
Cargas sociales	19.308
de las que: pensiones	2.439
8.2. Otros gastos administrativos	92.353
9. AMORTIZACION Y SANEAMIENTO DE ACTIVOS MATERIALES	14.104
10. OTRAS CARGAS DE EXPLOTACION	3.618
C) MARGEN DE EXPLOTACION	**169.498**
15. AMORTIZACION Y PROVISIONES PARA INSOLVENCIAS	48.521
16. SANEAMIENTO DE INMOVILIZACIONES FINANCIERAS	5.702
17 . DOTACION AL FONDO PARA RIESGOS GENERALES	-24
18. BENEFICIOS EXTRAORDINARIOS	8.797
19. QUEBRANTOS EXTRAORDINARIOS	22.726
D) RESULTADOS ANTES DE IMPUESTOS	**101.370**
20. IMPUESTO SOBRE BENEFICIOS	26.020
21. OTROS IMPUESTOS	0
E) RESULTADO DEL EJERCICIO	**75.350**

BALANCE PUBLICO INDIVIDUAL

31 de Julio de 2002 PASIVO		Miles de Euros
1. ENTIDADES DE CREDITO		4.005.073
1.1. A la vista	181.913	
1.2. A plazo o con preaviso	3.823.160	
2. DEBITOS A CLIENTES		14.671.847
2.1. Depósitos de ahorro	10.597.040	
2.1.1. A la vista	5.264.552	
2.1.2. A plazo	5.332.488	
2.2. Otros débitos	4.074.807	
2.2.1. A la vista	0	
2.2.2. A plazo	4.074.807	
3. DEBITOS REPRESENTADOS POR VALORES NEGOCIABLES		1.463.024
3.1. Bonos y obligaciones en circulación	170.404	
3.2. Pagarés y otros valores	1.292.620	
4. OTROS PASIVOS		1.158.027
5. CUENTAS DE PERIODIFICACION		268.576
6. PROVISIONES PARA RIESGOS Y CARGAS		136.159
6.1. Fondos de pensionistas	0	
6.2. Provisión para impuestos	0	
6.3. Otras provisiones	136.159	
6. bis. FONDO PARA RIESGOS GENERALES		47.307
7. BENEFICIOS DEL EJERCICIO		0
8. PASIVOS SUBORDINADOS		467.286
9. CAPITAL SUSCRITO		113.656
10. PRIMAS DE EMISION		242.964
11. RESERVAS		295.787
12. RESERVAS DE REVALORIZACION		22.227
13. RESULTADOS DE EJERCICIOS ANTERIORES		0
TOTAL PASIVO		22.891.933
CUENTAS DE ORDEN		
2. COMPROMISOS		3.408.832
2.1. Cesiones temporales con opción de recompra	0	
2.2. Disponibles por terceros	3.365.417	
2.3. Otros compromisos	43.415	
SUMA CUENTAS DE ORDEN		6.684.372

BALANCE PUBLICO INDIVIDUAL

31 de Julio de 2002

ACTIVO

		Miles de Euros
1. CAJA Y DEPOSITOS EN BANCOS CENTRALES		120.667
1.1. Caja	50.923	
1.2. Banco de España	50.091	
1.3. Otros bancos centrales	19.653	
2. DEUDAS DEL ESTADO (a)		1.441.753
3. ENTIDADES DE CREDITO		3.695.660
3.1. A la vista	98.770	
3.2. Otros créditos	3.596.890	
4. CREDITOS SOBRE CLIENTES		16.135.692
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA		607.225
5.1. De emisión pública	7.289	
5.2. Otros emisores	599.936	
Pro memoria: títulos propios	0	
6. ACCIONES Y OTROS TITULOS DE RENTA VARIABLE		12.508
7. PARTICIPACIONES		3.919
7.1. En entidades de crédito	0	
7.2. Otras participaciones	3.919	
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO		109.607
8.1. En entidades de crédito	0	
8.2. Otras	109.607	
9. ACTIVOS INMATERIALES		0
9.1. Gastos de constitución	0	
9.2. Otros gastos amortizables	0	
10. ACTIVOS MATERIALES		108.695
10.1. Terrenos y edificios de uso propio	41.547	
10.2. Otros inmuebles	9.091	
10.3. Mobiliario, instalaciones y otros	58.057	
11. CAPITAL SUSCRITO NO DESEMBOLSADO		0
11.1. Dividendos pasivos reclamados no desembolsados	0	
11.2. Resto	0	
12. ACCIONES PROPIAS		11.663
Pro memoria: nominal		1.555
13. OTROS ACTIVOS		537.702
14. CUENTAS DE PERIODIFICACION		106.842
15. PERDIDAS DEL EJERCICIO		0
TOTAL ACTIVO		22.891.933
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		3.275.540
1.1. Redescuentos, endosos y aceptaciones	0	
1.2. Activos afectos a diversas obligaciones	0	
1.3. Fianzas, avales y cauciones	3.123.351	
1.4. Otros pasivos contingentes	152.189	

BALANCE PUBLICO INDIVIDUAL

31 de Agosto de 2002

ACTIVO

		Miles de Euros
1. CAJA Y DEPOSITOS EN BANCOS CENTRALES		217.338
1.1. Caja	47.189	
1.2. Banco de España	144.217	
1.3. Otros bancos centrales	25.932	
2. DEUDAS DEL ESTADO (a)		1.614.922
3. ENTIDADES DE CREDITO		3.093.041
3.1. A la vista	55.373	
3.2. Otros créditos	3.037.668	
4. CREDITOS SOBRE CLIENTES		16.034.263
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA		637.386
5.1. De emisión pública	47.920	
5.2. Otros emisores	589.466	
Pro memoria: títulos propios	0	
6. ACCIONES Y OTROS TITULOS DE RENTA VARIABLE		13.728
7. PARTICIPACIONES		3.910
7.1. En entidades de crédito	0	
7.2. Otras participaciones	3.910	
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO		109.607
8.1. En entidades de crédito	0	
8.2. Otras	109.607	
9. ACTIVOS INMATERIALES		0
9.1. Gastos de constitución	0	
9.2. Otros gastos amortizables	0	
10. ACTIVOS MATERIALES		108.104
10.1. Terrenos y edificios de uso propio	41.448	
10.2. Otros inmuebles	9.842	
10.3. Mobiliario, instalaciones y otros	56.814	
11. CAPITAL SUSCRITO NO DESEMBOLSADO		0
11.1. Dividendos pasivos reclamados no desembolsados	0	
11.2. Resto	0	
12. ACCIONES PROPIAS		11.663
Pro memoria: nominal		1.555
13. OTROS ACTIVOS		455.463
14. CUENTAS DE PERIODIFICACION		110.257
15. PERDIDAS DEL EJERCICIO		0
TOTAL ACTIVO		22.409.682
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		3.237.289
1.1. Redescuentos, endosos y aceptaciones	0	
1.2. Activos afectos a diversas obligaciones	0	
1.3. Fianzas, avales y cauciones	3.102.142	
1.4. Otros pasivos contingentes	135.147	

BALANCE PUBLICO INDIVIDUAL

31 de Agosto de 2002

PASIVO

		Miles de Euros
1. ENTIDADES DE CREDITO		3.974.276
1.1. A la vista	166.468	
1.2. A plazo o con preaviso	3.807.808	
2. DEBITOS A CLIENTES		14.826.051
2.1. Depósitos de ahorro	10.682.578	
2.1.1. A la vista	5.163.453	
2.1.2. A plazo	5.519.125	
2.2. Otros débitos	4.143.473	
2.2.1. A la vista	0	
2.2.2. A plazo	4.143.473	
3. DEBITOS REPRESENTADOS POR VALORES NEGOCIABLES		1.467.430
3.1. Bonos y obligaciones en circulación	170.404	
3.2. Pagarés y otros valores	1.297.026	
4. OTROS PASIVOS		539.421
5. CUENTAS DE PERIODIFICACION		273.860
6. PROVISIONES PARA RIESGOS Y CARGAS		139.507
6.1. Fondos de pensionistas	0	
6.2. Provisión para impuestos	0	
6.3. Otras provisiones	139.507	
6. bis. FONDO PARA RIESGOS GENERALES		47.307
7. BENEFICIOS DEL EJERCICIO		0
8. PASIVOS SUBORDINADOS		467.286
9. CAPITAL SUSCRITO		113.656
10. PRIMAS DE EMISION		242.964
11. RESERVAS		295.787
12. RESERVAS DE REVALORIZACION		22.227
13. RESULTADOS DE EJERCICIOS ANTERIORES		0
TOTAL PASIVO		22.409.772
CUENTAS DE ORDEN		
2. COMPROMISOS		3.470.447
2.1. Cesiones temporales con opción de recompra	0	
2.2. Disponibles por terceros	3.449.720	
2.3. Otros compromisos	20.727	
SUMA CUENTAS DE ORDEN		6.707.736

BANKINTER

Institutional Relations

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

MOODY'S UPGRADES TO Aa3 FROM A1 THE LONG-TERM RATINGS OF BANKINTER (SPAIN)
>
> Approximately $3.9 Billion of Debt Securities Affected.
>
>
> Madrid, November 06, 2002 -- Moody's Investors Service upgraded to Aa3
> from A1 the long-term ratings of Bankinter, S.A. In addition, its
> subordinated debt and preference stock ratings were upgraded to A1 from
> A2, and to A2 from A3, respectively. The ratings outlook is stable.
> Moody's confirmed the B financial strength rating on Bankinter.
>
> According to Moody's, the ratings upgrade recognizes Bankinter's
> sustained good performance across business lines and distribution
> channels underpinned by the bank's successful transformation from a
> traditional banking model to an integrated multi-channel structure with a
> strong customer focus. Other factors underpinning the upgrade are
> Bankinter's good track record as an early user of technology and
> far-reaching positioning in the changing marketplace.
>
> Current ratings also take account of Bankinter's more limited position in
> the Spanish market and Moody's view that the bank's sophisticated
> clientele and its increasing reliance on non-conventional channels to
> distribute its products and services could make Bankinter's retail
> franchise more vulnerable in an increasingly commoditised market. In this
> regard, Bankinter faces the challenge to maintain at all times a
> differentiated product offering and high quality of service, Moody's
> added.
>
> Moody's believes that behind Bankinter's success -- demonstrated by its
> strong financial fundamental -- lies its flexible and agile commercial
> strategy, which results from the bank's technological leadership that
> allows it to react rapidly to market changes in a highly competitive
> environment. In this regard, even in the current less favourable
> operating environment, Bankinter should be able to continue to maintain
> its good efficiency levels, low risk profile, strong recurring earning
> power and its sound economic capitalization.
>
> The following ratings were upgraded:
>
> Bankinter, S.A. : the long-term bank deposit and senior unsecured debt
> ratings to Aa3 from A1 and the subordinated debt ratings to A1 from A2.
>
> Bankinter International Cayman: the guaranteed senior unsecured debt
> rating to Aa3 from A1.
>
> Bankinter Finance Limited: the guaranteed preferred shares rating to A2
> from A3.
>
> Bankinter Cayman Issuances: the guaranteed subordinated debt rating to A1
> from A2
>

BANKINTER

Institutional Relations

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

> The following rating was confirmed:
>
> Bankinter, S.A. : the B bank financial strength rating.
>
> Bankinter has its headquarters in Madrid, Spain. Total assets at
> end-September 2002 amounted to Euro 22 billion.
>

R. M. MADRID, T. 1.657, F. 220, H. 9643 - C.I.F. A-28/157360